SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          ------------------

                          Amendment No. 1 to
                             SCHEDULE 13D
                           (Final Amendment)

               Under the Securities Exchange Act of 1934

                        DIAMOND SHAMROCK, INC.
         -----------------------------------------------------
                           (Name of Issuer)

                Common Stock, Par Value $0.01 Per Share
         -----------------------------------------------------
                    (Title of Class of Securities)

                               25274710
         -----------------------------------------------------
                            (CUSIP Number)

        Patrick J. Guarino, Esq.                   William P. Rogers, Jr., Esq.
 Executive Vice President, General Counsel and        Cravath, Swaine & Moore
Secretary--Ultramar Diamond Shamrock Corporation         825 Eighth Avenue
              Two Pickwick Plaza                     New York, New York 10019
              Greenwich, CT 06830
         -----------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 3, 1996
         -----------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   (Continued on following page(s))



                          (Page 1 of 3 Pages)

       CUSIP NO. 25274710          SCHEDULE 13D          Page 2 of 3 Pages


1    NAMES OF REPORTING PERSON
        Ultramar Diamond Shamrock Corporation (formerly Ultramar Corporation) S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3663331

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)[ ]
                                                                       (b)[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS *
        Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                           7     SOLE VOTING POWER
       NUMBER OF                    None
        SHARES
     BENEFICIALLY          8     SHARED VOTING POWER
       OWNED BY                     None
         EACH
      REPORTING            9     SOLE DISPOSITIVE POWER
     PERSON WITH                    None

                           10    SHARED DISPOSITIVE POWER
                                    None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         None

14   TYPE OF REPORTING PERSON *
         CO



                 * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended by adding the following paragraph after the third paragraph of such Item 5:

          On December 3, 1996, the Merger was consummated. In connection with the consummation of the Merger, (i) the Issuer was merged with and into Ultramar and the Issuer's separate corporate existence terminated by operation of law, (ii) Ultramar was renamed Ultramar Diamond Shamrock Corporation, and (iii) the Stock Option Agreement, pursuant to which Ultramar may have been deemed the beneficial owner of the Option Shares, terminated pursuant to its terms. Therefore, as of the effective time of the Merger, Ultramar ceased to be a beneficial owner of any shares of the Issuer.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

December 13, 1996                        Ultramar Diamond Shamrock Corporation
                                         (formerly Ultramar Corporation)



                                             By:   /s/ Patrick J. Guarino
                                                -----------------------------
                                                Patrick J. Guarino
                                                Executive Vice President,
                                                General Counsel and Secretary













                           Page 3 of 3 Pages